EMX ROYALTY CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2021

GENERAL

This Management's Discussion and Analysis ("MD&A") for EMX Royalty Corporation, (the "Company", or "EMX") has been prepared based on information known to management as of March 25, 2022. This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the consolidated financial statements of the Company for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the "Forward-Looking Information and Cautionary Statement" at the end of this MD&A. Additional information related to the Company, including our Annual Information Form and Form 40-F, are available on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of EMX's producing royalties as well as summaries of the Company's advanced royalties and royalty generation assets. For additional information, please see our website at www.emxroyalty.com.

OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with royalty acquisitions and strategic investments. EMX's royalty and mineral property portfolio consists of over 270 properties in North America, Europe, Turkey, Latin America and Australia. The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	157
Royalty Generation Properties	102

The Company's common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol "EMX", as well as on the Frankfurt Stock Exchange under the symbol "6E9".

STRATEGY

EMX's strategy is to provide our shareholders and other stakeholders exposure to exploration success and commodity upside through successful implementation of our royalty business. The Company believes in having a strong, balanced exposure to precious and base metals with an emphasis on gold and copper. The three key components of the Company's business strategy are summarized as:

  Royalty Generation. EMX's 18-year track record of successful exploration initiatives has developed into an avenue to organically generate mineral property royalty interests. The strategy is to leverage in-country geologic expertise to acquire prospective properties on open ground, and to build value through low-cost work programs and targeting. These properties are sold or optioned to partner companies for retained royalty interests, advance minimum royalty ("AMR") and annual advance royalty ("AAR") payments, project milestone payments, and other consideration that may include equity interests. Pre-production payments provide early-stage cash flows to EMX, while the operating companies build value through exploration and development. EMX participates in project upside optionality at no additional cost, with the potential for future royalty payments upon the commencement of production.
  Royalty Acquisition. The purchase of royalty interests allows EMX to acquire assets that range from producing mines to development projects. In conjunction with the acquisition of producing and pre-production royalties in the base metals, precious metals, and battery metals sectors, the Company will also consider other cash flowing royalty acquisition opportunities including the energy sector.

  Strategic Investment. An important complement to EMX's royalty generation and royalty acquisition initiatives comes primarily from strategic equity investments in companies with under-valued mineral assets that have upside exploration or development potential. Exit strategies can include equity sales, royalty positions, or a combination of both.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing shareholder's exposure to immediate cash flow, near-term development of mines, and long-term exposure to world class discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties. We believe putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for our shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing shareholder value over the long term.

HIGHLIGHTS

Financial Updates for the Year Ended December 31, 2021

  Adjusted revenue and other income1  of $12,446,000 (2020 - $7,199,000) included $3,012,000 (2020 - $Nil) in income from the effective Caserones copper royalty interest in Chile.
  Royalty generation costs of $18,155,000 (2020 - $16,392,000) of which the Company recovered $8,661,000 (2020 - $7,962,000) from partners.
  General & administrative costs totaled $5,600,000 (2020 - $5,172,000). Impacting general and administrative costs were higher professional fees and consultants associated with our two acquisitions, capital raises, and the Bullion Monarch litigation in the US.
  Share-based payments totaled $5,216,000 (2020 - $3,121,000) including $1,537,000 (2020 - $1,127,000) included in royalty generation costs (above) which was an increase over the prior year primarily resulting from additional stock option grants and the fair value of restricted share units ("RSUs") which vested during the year.
  Finance expenses of $2,666,000 (2020 - $Nil) associated with Sprott Credit Facility and the SSR VTB note.
  Loss from operations of $12,586,000 (2020 - $9,623,000), and loss for the year of $29,749,000 (2020 - $6,007,000).
  Adjusted cash used in operating activities1 of $7,739,000 (2020 - $8,961,000).
  Significant items affecting the loss for the year ended December 31, 2021 included $10,496,000 (2020 - $Nil) of impairment charges, primarily taken against the Rawhide investment, unrealized fair value losses on investments of $6,278,000 (2020 - gain of $6,162,000) and foreign exchange adjustments of $4,969,000 (2020 - $177,000).
  As at December 31, 2021, EMX had cash and cash equivalents of $25,218,000 (December 31, 2020 - $52,418,000), investments, long-term investments and loans receivable valued at $23,069,000 (December 31, 2020 - $26,126,000) and loans payable of $64,418,000 (December 31, 2020 - $Nil).

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1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 28 of this MD&A for more information on each non-IFRS financial measure.

Corporate Updates

Acquisition of SSR Royalty Portfolio

EMX closed the acquisition of a portfolio of royalty interests and deferred payments from SSR Mining Inc. and certain of its subsidiaries ("SSR Mining") (see EMX news release dated October 21, 2021). The Royalty Portfolio consists of 15 (previously disclosed as 16, but the Company now considers Gediktepe to be one royalty covering both the oxide phase as well as the sulfide phase) geographically diverse base and precious metals royalties including a producing royalty at the Gediktepe polymetallic volcanogenic massive sulfide ("VMS") deposit in Turkey, four other advanced stage projects in Turkey, Peru, Chile and Argentina, and 10 early-stage royalties in Mexico, Canada, Chile, Argentina and the US. The Company also expects to receive US$18 million in future cash payments (of which US$2.25 million received in Q4 of 2021) associated with two properties in South America. EMX paid US$33 million in cash and issued 12,323,048 common shares of the Company valued at US$32.5 million to SSR Mining to acquire the Royalty Portfolio. SSR Mining now owns an approximate 12% undiluted equity interest in EMX. The Company will also make deferred and contingent payments to SSR Mining of up to US$34 million if certain project advancement milestones are achieved associated with the Yenipazar deposit in Turkey.

Acquisition of Caserones Copper Royalty

EMX completed the acquisition of an effective 0.418% NSR royalty on the Caserones Copper-Molybdenum Mine (the "Caserones Royalty") located in northern Chile for US$34.1 million in cash (see EMX news release dated September 3, 2021). Caserones is a significant porphyry copper-molybdenum mining operation in a top tier mining jurisdiction. The Caserones Royalty brings immediate cashflow to EMX's bottom line. Since acquisition, EMX's Caserones effective royalty interest has provided immediate pre-tax cash flow to the Company consisting of US$2,339,000 in distributions related to production from the mine for Q2 and Q3 2021, and US$1,228,000 received subsequently for settlement of the Q4 payment.

Subsequent to Year End Settlement of the Bullion Litigation

Subsequent to year-end, the Company's wholly-owned subsidiary, Bullion Monarch Mining, Inc., ("Bullion") reached a settlement with Barrick Gold Corporation ("Barrick") and Barrick affiliates and subsidiaries ("Barrick Entities") with respect to Bullion's claim of non-payment of royalties by the Barrick Entities to Bullion on production from properties in the Carlin Trend, Nevada. Bullion initiated litigation in 2008, before EMX acquired Bullion in 2012. Pursuant to the settlement, Barrick paid Bullion US$18.825 million being US$25 million as the settlement less US$6.175 million as payment of a contingency fee to Bullion's Reno, Nevada lawyers. The settlement of the lawsuit does not affect our 1% gross smelter return royalty from portions of Nevada Gold Mine's Leeville, Carlin East, Four Corners, and other northern Carlin Trend underground gold mining operations (the "Leeville Royalty"), which will continue to be paid.

Expansion of ESG Initiatives

The Company completed a review in 2021 of the Company's ESG initiatives. This has led to the formation of a new board committee overseeing ESG and risk. In 2022 the Company will continue to expand on its ESG programs and annual reporting.

Impact of Covid 19

EMX is monitoring developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity. Most of the restrictions have been removed or relaxed in the jurisdictions where the Company operates (e.g., travel restrictions, etc.), with EMX's field programs up-and-running at full speed.

Royalty Generation Updates

In 2021, the Company's royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $18.2 million and recovered $8.7 million from partners. During the year the Company also completed 25 partnerships across the portfolio all the while continuing to replace partnered properties with new mineral properties. In addition, our partners also directly spent US $20.6 million in exploration of the portfolio. The following shows some approximate history of the generative business as of the referenced year-ends:

In thousands of dollars
	Year Ended
	2017	2018	2019	2020	2021
EMX Expenditures	$6,334	$8,142	$15,723	$16,392	$18,155
Recoveries	(722)	(1,833)	(7,277)	(7,962)	(8,661)
Net Expenditures*	$5,612	$6,309	$8,446	$8,430	$9,494
Option and other property income*	$1,410	$359	$1,978	$4,700	$4,357
Royalty partnerships executed	7	16	16	20	25
Partnership expenditures ($US)	$9,200	$14,600	$19,000	$16,100	$20,600

* Adjusted to reflect presentation changes in 2019 and beyond

Highlights from 2021 include the following:
  South 32 regional strategic alliance ("RSA") in the US where EMX and South 32 are in the fourth year of exploring for copper in Arizona, New Mexico, Utah and Nevada. The alliance advanced eight copper projects through field-based work programs, drill tested one copper target, and continued to acquire new projects during the year.
  Continued expansion of the gold royalty generation portfolio in the US, particularly Idaho where EMX was an early entrant and has completed nine deals over the past three years. The partnered properties are being advanced by juniors and mid-tier mining companies, including four projects that were drill tested with encouraging results during 2021.
  EMX has become a preeminent generative and early-stage exploration company in Fennoscandia by acquiring significant base and precious metals project portfolios, and partnering with multiple junior companies, as well as larger mining groups such as Agnico Eagle and Boliden. The program in 2021 saw partners spend over US$8 million and drill 15,670 meters on EMX projects in Sweden and Norway.
  The Company entered Canada in early 2020 with the acquisition of the Perry English portfolio for $2,991,000. Over the past two years the Company has received total cash payments of $885,000 and share equity payments valued at $273,000 while continuing to expand on the portfolio. At the time of acquisition, the royalty and mineral portfolio totaled 84 properties and is principally focused on precious metals.
  The Company entered into South America in 2020 with the acquisition of Revelo Resources' Chilean royalties. With the acquisition of the SSR portfolio in 2021, the Company continued to increase its asset base, as well as expanding the footprint beyond Chile to Peru and Argentina. The portfolio now totals 25 properties with partners exploring for copper, copper-gold, and gold mineral deposits.
  In Australia, EMX expanded the portfolio by adding several new projects. While most of the portfolio is centered around gold systems, the Company continues to evaluate base metal opportunities, particularly as they relate to cobalt, copper, and nickel.
  Towards the end of 2021, the Company expanded its technical team with the re-hiring of Ankara-based Dr. Mesut Soylu, who will lead exploration programs in the Balkans, central Asia, and other jurisdictions in the region.

Financing Updates

Private Placement

In Q4 of 2021 the Company completed a private placement of 6,500,000 units at $3.30 per unit for gross proceeds of $21,450,000. Each unit consists of one common share of the Company and one-half of one transferable warrant. Each whole warrant entitles the purchase until November 6, 2023 to one common share at $4.00 in the first year and $4.50 in the second year.

Sprott Credit Facility

In Q3 of 2021, the Company entered into a credit facility with Sprott Private Resource Lending II (Collector), LP ("Sprott") totaling US$44 million (the "Credit Facility"). The proceeds from the Credit Facility were used to fund the acquisition of the Caserones effective Royalty interest in Chile as well as provide additional capital to complete the acquisition of the SSR Royalty portfolio. Subsequent to the year ended December 31, 2021, the Company amended the Credit Facility to extend the maturity date to December 31, 2024.

SSR VTB Note

As part of the acquisition of the SSR Royalty portfolio, The Company entered into a Vendor-take-back note ("VTB Note") with SSR Mining Inc. ("SSR Mining") pursuant to which the Company borrowed US$7.8 million from SSR Mining which was used to fund the VAT liability on the acquisition of the Gediktepe royalty in Turkey.

Investment Updates

As at December 31, 2021, the Company had investments totaling $20,530,000 (December 31, 2020 - $25,626,000) which included $15,391,000 (2020 - $16,755,000) in various public and private entities, and $5,139,000 ($8,871,000) in non-current investments. The Company will continue to sell certain of its investments when appropriate. Much of the investment portfolio was derived from royalty deals completed as part of our organic royalty generation business.

Write-Down of Investment in Rawhide

The Company has a 38.07% equity interest in Rawhide Acquisition Holding LLC ("Rawhide"), a privately-held Delaware company that owns the Rawhide gold-silver mining operation in Nevada's Walker Lane Belt. The Rawhide mine is an open pit heap leaching operation that produces and sells gold and silver. The Company's investment at Rawhide has not gone as planned. Mining operations were suspended at year-end, and Rawhide is evaluating strategic alternatives including the sale of the company. EMX has taken a full write-down of its investment in 2021 totaling $10,014,000.

OUTLOOK

The Company completed two transformative transactions in 2021 (Caserones Royalty & SSR Royalty Portfolio), raised $21,450,000 in equity and US$44,000,000 in debt. Production was initiated at Timok and at Balya (as a result of development work), while Leeville saw improvements in production that included new sources of ore. Likewise, the Gediktepe oxide gold deposit was commissioned in Q4, 2021 and is expected to reach commercial production sometime in Q2 or Q3, 2022.

Recent events in Q1 of 2022 included extension of the maturity date on the Sprott Credit Facility from July 2022 to December 2024 and the settlement of the Bullion litigation bringing into the Company US$18,825,000.

The year 2022 will see an increase in revenue coming from our cash flowing royalties including Caserones in Chile, Leeville in Nevada, and potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin). Likewise, Gediktepe and Balya in Turkey have been commissioned and are scheduled to contribute to 2022 cash flows. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global asset portfolio. The Company plans to give production guidance for 2022 later this year.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of our long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company's marketable securities.

EMX is well funded to identify new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and royalty generation portfolio totals over 270 projects on five continents. The following is a summary of the royalty portfolio that includes producing, advanced, and exploration project royalties. There are three material royalties covering the Gediktepe Mine in Turkey, the Timok Mine in Serbia, and the Caserones Mine in Chile. EMX has filed technical reports for Gediktepe, Timok, and Caserones that are available under the Company's issuer profile on SEDAR (www.sedar.com). In addition, the Leeville and Balya royalty properties are important to the Company, for current as well as projected future royalty cash flows, respectively.

Appendix A includes a comprehensive table of EMX’s royalty assets. Please see EMX's AIF for the year ended December 31, 2021 for a summary of resource and reserve statements for key royalty assets. For additional details on EMX's royalty and royalty generation portfolio, including specifics on the royalty terms, please refer to the Company’s website (www.EMXroyalty.com) as well as the Company’s AIF and financial statements.

Producing Royalties

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Caserones	Chile	JX Nippon Mining & Metals	Copper (Molybdenum)	Producing	Effective 0.418% NSR
Timok	Serbia	Zijin Mining Group Co, Ltd.	Copper-Gold	Producing	0.5% NSR
Leeville	USA	Nevada Gold Mines LLC	Gold	Producing	1.0% GSR
Gediktepe	Turkey	Lidya Madencilik Anayi ve Ticaret A.S.	Gold, Polymetallic	Oxide phase commissioned - initial production	10% NSR on oxide zone and 2% NSR on sulfide zone
Balya	Turkey	Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş.	Zinc-Lead-Silver	Development - initial production	4.0% NSR

Significant Updates

Caserones, Chile - The Caserones open pit mine ("Caserones") is developed on a porphyry copper (molybdenum) deposit in the Atacama Region of Chile's Andean Cordillera. The mine is operated by SCM Minera Lumina Copper Chile SpA, which is 100% indirectly owned by JX Nippon Mining & Metals Corporation ("JX Nippon"). Caserones produces copper and molybdenum concentrates from a conventional crusher and mill and flotation plant, as well as copper cathodes from a dump leach and solvent extraction and electrowinning plant. In 2020 the mine produced 104,917 tonnes of fine copper in concentrate, 2,453 tonnes of fine molybdenum in concentrate, and 22,056 tonnes of fine copper in cathodes (JX Nippon's year-end 2021 reporting is pending). EMX has an effective 0.418% NSR royalty on production from Caserones.

EMX formed a 50%-50% partnership with Altus Strategies Plc ("Altus", AIM: ALS; TSX Venture: ALTS; OTCQX: ALTUF) to purchase an effective 0.836% NSR royalty covering Caserones for US$68.2 million. EMX and Altus each control an effective 0.418% royalty interest and each were responsible for US$34.1 million of the purchase price. The closing was completed in September 2021, and since then EMX's Caserones effective royalty interest has provided immediate pre-tax cash flow to the Company consisting of US$2,339,000 in distributions related to production from the mine for Q2 and Q3 2021, and US$1,228,000 received subsequently for settlement of the Q4 payment.

Further details of the commercial terms, Altus partnership, and Caserones Mine description are provided in the Company's August 17, and September 3, 2021 News Releases.

Timok, Serbia - EMX's Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposits. Cukaru Peki consists of a high-level body of high-grade, epithermal-style copper-gold mineralization referred to as the "Upper Zone", and a deeper body of porphyry-style copper-gold mineralization known as the "Lower Zone". EMX's Timok Royalty covering Cukaru Peki is stated to be a 0.5% NSR in the royalty agreement. The royalty agreement contains a provision for the reduction of the royalty rate under certain circumstances, but EMX does not believe that those conditions have been satisfied. The Timok project is currently owned and operated by Zijin Mining Group Ltd ("Zijin").

Production from the Upper Zone of Cukaru Peki commenced in Q4 2021, and EMX announced its intent to seek arbitration to resolve the issue about the royalty rate on the project (see EMX news release dated December 17, 2021). Amicable discussions with Zijin commenced shortly after EMX's announcement, leading EMX to suspend plans to file a notice of arbitration (see Company news release dated January 27, 2022). Discussions between EMX and Zijin are continuing.

Leeville, Nevada - The Leeville 1% gross smelter return ("GSR") royalty covers portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada (the "Leeville Royalty"). The Leeville Royalty property is included in the Nevada Gold Mines LLC ("NGM") Barrick-Newmont Nevada joint venture.

Leeville Royalty provisional payments to EMX totaled approximately US$1,865,000 during 2021. Royalty production totaled 1,047 troy ounces of gold that were principally sourced from the West Leeville, Carlin East, and Four Corners operations (at ~32% each), with other operations (e.g., Turf, etc.) accounting for the balance (4%) of royalty ounces. NGM's production from the Leeville Royalty property shifted emphasis during 2021 from West Leeville and Turf to Four Corners and Carlin East. Royalty production from two new operations (i.e., Rita K and Monarch) was reported in Q4 2021.

In addition to royalty payments for 2021, NGM also paid EMX for royalty balances due from 2019 to 2020 for refractory ores processed at the Goldstrike roaster facility. The Goldstrike roaster processing commenced in July 2019 after the consummation of the NGM joint venture. In aggregate, these payments totaled US$874,000 from 546 royalty gold ounces. NGM is now providing royalty payments to EMX for ores processed at the Goldstrike roaster on a monthly basis.

Gediktepe, Turkey - The Gediktepe VMS deposit is located in western Turkey. Descriptions of the deposit and historical resource and reserve estimates are disclosed in an NI 43-101 Prefeasibility study entitled "Gediktepe 2019 Prefeasibility Study" with an effective date of March 26, 2019 and filed on SEDAR by Alacer Gold Corp (formerly a reporting issuer in Canada). The Gediktepe Royalties consist of: (i) a perpetual 10% NSR royalty over metals produced from the oxide zone (predominantly gold and silver) after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone (predominantly copper, zinc, lead, silver and gold), payable after cumulative production of 25,000 gold-equivalent sulfide ounces (gold-equivalent as referenced from an underlying 2019 Share Purchase Agreement).

The Gediktepe Royalties were acquired as part of the SSR royalty portfolio transaction (see Company news release dated July 29, 2021), and are being advanced by operator Lidya Madencilik ("Lidya"), a private Turkish company. Since acquiring the Royalties, EMX has maintained discussions with Lidya, who has advised that the oxide gold deposit is now fully commissioned with initial phases of mining activity commencing in Q4 2021. EMX anticipates that commercial production of the oxide gold deposit, as defined in the Gediktepe royalty agreement, will be achieved in Q2 or Q3, 2022.

Balya, Turkey - The Balya royalty property is located in the historical Balya lead-zinc-silver mining district in northwestern Turkey. EMX holds an uncapped 4% NSR royalty on the "Balya North Deposit", which is operated by Esan Eczacibaşi Endüstriyel Hammaddeler San. ve Tic. A.Ş. ("Esan"), a private Turkish company. Esan operates a lead-zinc mine and flotation mill on the property immediately adjacent to EMX's Balya North royalty property.

In 2021 Esan proceeded with underground development of the Balya North Deposit and on-site infrastructure with plans to commence mining activities by the end of 2021 (see EMX news release dated December 20, 2021). Initial phases of mining activity are now underway, with production slated to ramp up in 2022. Material from the Balya North Deposit is currently being stockpiled on site as preparations for processing the mineralized material at the nearby Esan mill are underway. EMX anticipates initial payments from Balya North production in Q3, 2022.

Advanced Royalty Projects

Asset	Location	Operator	Commodity	Stage	Royalty Interest
Gold Bar South	Nevada	McEwen Mining Inc.	Gold	Feasibility	1% NSR
Diablillos	Argentina	AbraSilver Resource Corp	Silver-Gold	PEA	1% NSR
Berenguela	Peru	Aftermath Silver Ltd	Copper-Silver-Manganese-Zinc	Resource - Advancing PFS	1% -1.25% NSR
Challacolla	Chile	Aftermath Silver Ltd	Silver-Gold	Resource Development	2% NSR
Yenipazar	Turkey	Virtus Madencilik	Gold	Feasibility	6% -10% NPI
Akarca	Turkey	Çiftay İnşaat Taahhüt ve Ticaret A.Ş.	Silver-Gold	Resource Development	1%-3% NSR
Sisorta	Turkey	Bahar Madencilik Sinayi ve Ticaret Ltd Sti	Gold	Feasibility	3.5%-5% NSR
Viscaria	Sweden	Copperstone Resources AB	Copper-Iron	Resource Development	0.5% to 1% NSR
Kaukua	Finland	Palladium One Mining Inc	PGE-Nickel-Copper	Resource Development	2% NSR

Significant Updates

Gold Bar South, Nevada - EMX's Gold Bar South 1% NSR royalty property, operated by McEwen Mining Inc. (TSX & NYSE: MUX) ("McEwen"), covers a sediment-hosted, oxide gold deposit situated ~5.6 kilometers southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

McEwen provided an update for the Gold Bar operation in a feasibility study that included reserve contributions from Gold Bar South (see McEwen news release dated February 22, 2021). Subsequently, McEwen provided a "2021 Year End and Q4 Results" update which stated that "The permitting process to access ore at the Gold Bar South satellite deposit is ongoing and we anticipate receiving the permit in Q1 of 2022. Commencement of gold production from Gold Bar South is planned for the second half of 2022."

Diablillos, Argentina - EMX's Diablillos 1% NSR royalty was acquired in 2021 as part of the SSR royalty portfolio transaction. Diablillos is a high sulfidation silver-gold project, located in the Puna region of Salta Province, Argentina that is owned and operated by AbraSilver Resource Corp. (TSX-V: ABRA, "AbraSilver"). There are seven known mineralized zones, with the Oculto zone advanced to the PEA stage of assessment.

AbraSilver reported a PEA study based on current Oculto resources with an after-tax NPV(5) of US $364 million, based upon a 7,000 tonne per day production rate, yielding 8 Moz of silver and 44.3 Koz of gold in the first five years, and averaging 4.2 Moz silver and 52 Koz gold per year over a mine life of up to 16 years (see AbraSilver news release dated November 29, 2021 and SEDAR filed technical report dated January 13, 2022).

Berenguela, Peru - The Berenguela project, located in the Puno region of southeastern Peru, is a resource stage polymetallic carbonate replacement-style deposit being advanced by Aftermath Silver Ltd. ("Aftermath") (TSX-V:  AAG; OTCQB: AAGFF). Aftermath is earning 100% project interest per a definitive acquisition agreement originally executed with SSR Mining. EMX's royalty interest in, and future earn-in payments from, Berenguela were acquired in 2021 as part of the SSR royalty portfolio transaction. The project hosts an historical JORC silver-copper-manganese-zinc mineral resource.

In Q4, EMX received a US$2.25 million scheduled payment from Aftermath which marked the first anniversary of the definitive acquisition agreement's initial closing date (i.e., November 23, 2020) (see EMX news release dated November 29, 2021). Additional payments to EMX and obligations for Aftermath's earn-in include: US$2.5 million to be paid on the second anniversary in 2022, US$3 million to be paid on the fourth anniversary in 2024, completion of a preliminary feasibility study ("PFS") and filing of a NI 43-101 technical report on, or before, November 23, 2024, and US$3.25 million cash to be paid on the sixth anniversary in 2026. Upon earn-in and the declaration of commercial production at Berenguela, a sliding-scale royalty will be payable to EMX based upon a 1% NSR royalty on all mineral production when the silver price is up to and including US$25 per ounce, or a 1.25% NSR royalty on all mineral production when the silver price is over US$25 per ounce and when the copper price is over US$2 per pound.

Challacolla, Chile - Challacolla is a resource stage low-sulphidation epithermal deposit located in Chile's northernmost Region I. The project operator, Aftermath, is earning 100% project interest per a binding agreement with Mandalay Resources Corporation (TSX: MND). EMX's interest in the Challacolla project was acquired in 2021 as part of the SSR Royalty Portfolio transaction (see Company news releases dated July 29, and October 21, 2021). After earn-in, EMX will retain a 2% NSR royalty, payable after 36 million ounces of silver have been produced, with a cap of US$5 million. This cap is not subject to a U.S. Consumer Price Index (US CPI) adjustment. The project hosts historical open pit and underground constrained silver-gold resources.

Yenipazar, Turkey - The Yenipazar polymetallic VMS deposit in central Turkey is currently owned and advanced by Virtus Madencilik ("Virtus"), a private Turkish company that is partly owned by Trafigura Ventures V B.V. EMX holds a Net Profits Interest ("NPI") royalty that is set at 6% until US$165 million in revenues are received, after which the NPI converts to a 10% interest. The Yenipazar Royalty was acquired by EMX in 2021 as part of the SSR royalty portfolio transaction.

Previous owner Aldridge Minerals Inc. ("Aldridge") disclosed an historical feasibility study on the project in 2013, which was updated in 2014 and filed on SEDAR. This remains the most recent public disclosure of technical information and historical mining reserves and resources on the project. Virtus recently updated the feasibility study (this in-house report remains unpublished as of yet) and is currently seeking project financing for development of the project. Since acquiring the royalty, EMX has maintained contact with Virtus and has received updates on the status of the project.

Akarca, Turkey - The Akarca epithermal gold-silver deposit in western Turkey was discovered by EMX in 2006 during a regional exploration program. The project was later sold to current owner Çiftay İnşaat Taahhüt ve Ticaret A.Ş. ("Çiftay"), a private Turkish company. Çiftay is responsible for making a series of pre-production gold bullion payments to EMX, and EMX retains a 1% NSR royalty on the initial 100,000 ounces of gold production from the project, a 2% NSR royalty on production on the next 400,000 ounces of gold produced, and a 3% NSR royalty on any production of gold after 500,000 ounces of gold are produced. The NSR royalties are uncapped and cannot be bought down.

To date, over 350 exploration drill holes and 17 kilometers of trenching have been completed along with collection of over 6,500 rock and 3,500 soil samples and preparation of in-house (non-public) resource models for the gold-silver mineralization. Çiftay is current determining strategies for continued exploration and development of the project.

In 2020 Çiftay made the decision to halt further field work while awaiting permits and a court decision regarding land use designations in the area. EMX has maintained active discussions with Çiftay since that time, and Çiftay has informed EMX that it expects the permitting and land use designation issues to be resolved in 2022, which will allow Çiftay to resume its exploration programs at Akarca.

Sisorta, Turkey - The Sisorta project consists of an oxide gold deposit with underlying copper and gold porphyry potential. EMX sold the project in 2016 to Bahar Madencilik Sinayi ve Ticaret Ltd Sti ("Bahar"), a privately owned Turkish company, retaining a royalty interest and advance royalty payment streams. The EMX royalties consist of a 3.5% NSR on any materials mined and processed on site at Sisorta, and a 5% NSR royalty on any materials shipped offsite for processing. Bahar, which operates the nearby Altintepe gold mine, is reviewing development options for the Sisorta project.

Viscaria, Sweden - EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of Sweden which is operated by Stockholm listed Copperstone Resources AB ("Copperstone"). In 2021 Copperstone continued to drill and explore the Viscaria deposit while also advancing engineering and environmental studies. Copperstone announced in September 2021 that the project had entered the feasibility study phase and expects to significantly expand the mineral resources and planned production rates (see Copperstone news release dated September 20, 2021). Copperstone also reported that it plans to file its environmental permit application for the mining operation in Q1, 2022 (see Copperstone 2021 Annual Report).

The Viscaria deposit contains elements of both VMS and iron oxide-copper-gold ("IOCG") styles of mineralization and was mined from 1983-1996 by a partnership between LKAB and Outokumpu OYJ. Significant JORC and PERC mineral resources remain in the mining area.

Kaukua, Finland - EMX holds a 2% NSR royalty on various exploration licenses covering the Kaukua PGE-Ni-Cu deposit in northern Finland (the "Kaukua Royalty"). The Kaukua deposit is being advanced by Palladium One Mining Inc. (TSX-V: PDM) ("Palladium One"), as part of its flagship Läntinen Koillismaa ("LK") project. Palladium One can purchase 1% of EMX's NSR royalty prior to the delivery of a "bankable feasibility study" for €1 million. The remaining 1% of EMX's NSR royalty is uncapped and cannot be purchased.

PDM's LK project is a PGE rich magmatic Ni-Cu sulfide system. In 2021 Palladium One continued to aggressively drill and explore the LK project, announcing an expansion of its planned drill programs in March 2021 (see Palladium One news release dated March 3, 2021). Palladium One has continuously provided updates with encouraging drill results throughout 2021. Drill defined zones of PGE-Ni-Cu mineralization are now shown to extend for 4.5 kilometers along strike at LK, and geophysical surveys indicate additional potential for expansion (see Palladium One news release dated February 7, 2022).

Exploration Royalty & Royalty Generation Projects

The Company has 157 exploration stage royalties and 102 royalty generation properties being advanced and available for partnership (note, these totals do not include producing royalty or advance royalty projects). A complete listing of the exploration stage royalties is included in Appendix A to this MD&A. The following provides an overview of exploration royalties and royalty generation properties by country and commodity.

	Exploration Royalty		Royalty Generation Project
Country	Precious Metals	Base Metals	Precious Metals	Base Metals

USA	26	11	23	22
Canada	46	1	17	11

Mexico	4	-	-	-
Haiti	5	2	-	-
Chile	8	11	-	-
Argentina	1	-	-	-

Sweden	9	11	2	10
Finland	1	1	2	-
Norway	2	14	5	5
Serbia	1	1	-	-

Turkey	-	1	-	2

Australia	2	-	2	1
	104	53	51	51

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on North America and Latin America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the above technical disclosure on Europe, Turkey, Australia, and Strategic Investments.

RESULTS OF OPERATIONS

Year Ended December 31, 2021

The net loss for the year ended December 31, 2021 (“FY21”) was $29,749,000 compared to a net loss of $6,007,000 for the prior year.  The net loss for FY21 was made up of revenues and other income of $9,434,000 (2020 - $7,199,000), costs and expenses totaling $22,020,000 (2020 - $16,822,000) and losses from other items totaling $20,718,000 (2020 – gain of $6,235,000), and net tax recoveries totaling $3,555,000 (2020 – expense of $2,619,000). Significant components of other income and losses include a loss in fair value changes of certain financial instruments of $6,278,000 (2020 – gain $6,162,000), equity income from the Company's investments in associated entities of $3,482,000 (2020 – $Nil), impairment charges of $10,496,000 (2020 – $Nil), gain on sale of marketable securities of $465,000 (2020 - $250,000), finance expenses and other totaling $2,922,000 (2020 – $Nil), and foreign exchange adjustments of $4,969,000 (2020 - $177,000).

Revenues and other income

The Company earns various sources of revenue and other income including royalty revenue, option revenue earned from mineral property agreements including operator fees on managed projects, gains related to the sale of mineral properties, sale of marketable securities, interest, and dividend income.

During the years ended December 31, 2021 and 2020, the Company had the following sources of revenues and other income:

In Thousands of Dollars
	Three months ended		Year ended
Revenue and Other Income	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Royalty revenue	$2,183	$487	$3,742	$1,478
Interest income	543	204	1,256	937
Option and other property income	(349)	2,146	4,357	4,700
Dividend income	-	-	79	84
	$2,377	$2,837	$9,434	$7,199
Non-IFRS Measures
Adjusted revenue and other income[1]	$3,496	$2,837	$12,446	$7,199

In FY21, the Company earned $3,742,000 (2020 - $1,478,000) of royalty income. This included royalty income earned for 1,595 (2020 - 555) ounces of gold from the Leeville royalty interest and other pre-production amounts received including AMRs on various properties.  The increase compared to the year ended December 31, 2020 was mainly the result of increased royalty revenue received from NGM relating to processing at the Goldstrike roaster facility combined with an increase in production ounces received in the current year. Total revenue generated from Leeville included of US$874,000 from 546 royalty gold ounces from the Goldstrike roaster not previously paid by NGM. The Company also realized increases to the average gold price for production ounces received from the Leeville royalty. In FY21, the average realized gold price for the Leeville royalty was US$1,800 (2020 - US$1,787) per ounce. Royalty income was offset by gold tax and depletion of $3,201,000 (2020 - $1,190,000) for net royalty income of $541,000 (2020 - $288,000).

_________________________________
1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 28 of this MD&A for more information on each non-IFRS financial measure.

Adjusted revenue and other income1 brings into revenues and other income, $3,012,000 (2020 - $Nil) from the Company's effective royalty interest in the Caserones mine.

Net royalty income from the Leeville and Caserones royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the royalties being paid in USD. Timing of additional AMR's related to other projects and included in royalty income can also fluctuate.

Interest income was earned on the cash balances the Company holds, a note receivable, interest accretion on the Company's Ensero investment, and deferred compensation payments from Aftermath and AbraSilver.

Option and other property income will fluctuate depending upon the Company's deal flow and structure of property agreements relating to execution payments, staged option payments and operator and management fees. Execution payments can include the fair value of equity interests obtained in the respective partner and cash proceeds. Further, anti-dilution provisions in property agreements provided for additional equity received and are included in option and other property income. For the year ended December 31, 2021, included in option and other property income was $3,093,000 (2020 - $3,755,000) related to the fair value of share equity payments received, as well as cash payments of $526,000 (2020 - $342,000).

Cost and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and the advancement of projects, as well as marketing and communications.  Included in these costs is general and administrative costs for the years ended December 31, 2021 and 2020 comprised of the following:

In Thousands of Dollars

General and administrative expenses	December 31, 2021	December 31, 2020
Salaries, consultants, and benefits	$1,873	$2,360
Professional fees	1,666	968
Investor relations and shareholder information	689	604
Transfer agent and filing fees	317	222
Administrative and office	987	944
Travel	68	74
	$5,600	$5,172

General and administrative expenses ("G&A") of $5,600,000 were incurred compared to $5,172,000 in 2020. Many general and administrative expenditures will fluctuate from period to period depending on the level of activity and deal flow. Some of the changes in 2021 compared to 2020 are related to:

  Salaries and consultants decreased in 2021 by $487,000 compared to 2020 as more resources were directed towards project and royalty generation in connection with the Company's continued efforts to source royalty opportunities.
  Professional fees increased in 2021 by $698,000 compared to 2020 resulting from increased acquisition due diligence and increased activity relating to the legal dispute with NGM which was ultimately settled subsequent to year end. Professional fees incurred relating to acquisition due diligence and other matters requiring legal and tax advice are expected to fluctuate between periods.
  Investor relations increased by $85,000 in 2021 compared to 2020. The Company increased in 2021 the marketing and communications activities, including the attendance of trade shows, and other activities involving travel.
  Transfer agent and filing fees increased by $95,000 compared to 2020. The increase was mainly due to increases in annual listing fees for the TSX-V and NYSE, additional filings relate to various deals, and share issuances completed during the year.

It should be noted that many of our personnel and professional expenditures companywide are denominated in United States dollars ("USD") and an increase or decrease in the value of the USD compared to the Canadian dollar, which is the Company's reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net royalty generation costs increased from $8,430,000 in 2020 to $9,494,000 in 2021 on a net basis. This is a result of an increase in expenditures of $1,763,000 in FY21 compared to 2020 including $1,537,000 (2020 - $1,127,000) of share-based compensation, offset with an increase in recoveries from partners by $699,000 in 2021 compared to 2020.  Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for 2021 compared to 2020 is directly related to cost recoveries on multiple projects partnered with Norden Crown Metals Corp. and Gold Line Resources Ltd. in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Share-based Payments

In 2021 the Company recorded a total of $5,216,000 in share-based payments compared to $3,121,000 in 2020. The aggregate share-based payments relate to the fair value of stock options vested during the year, the fair value of restricted share units vested during the year, and the fair value of share-based compensation settled in cash. Of the total share-based compensation, $1,537,000 (2020 - $1,127,000) was included in royalty generation costs.

Other

  During the year ended December 31, 2021, the Company had an unrealized loss of $6,278,000 (2020 - gain $6,162,000) related to the fair value adjustments of certain assets, and a realized gain of $465,000 (2020 - $250,000) for the sale of certain marketable securities held by the Company. The unrealized loss in the current period can be primarily attributed to an overall weaker market performance of investments in 2021 compared to the prior year.
  During the year ended December 31, 2021, the Company incurred a foreign exchange adjustment of $4,969,000 compared to a foreign exchange adjustment of $177,000 in 2020. This was primarily driven by a significant decline in the value of the Turkish Lira relative to the USD on assets which were acquired in Turkey, combined with losses resulting from fluctuating exchange rates for net assets and expenditures denominated in USD throughout the year ended December 31, 2021.
  During the year ended December 31, 2021, the Company recognized equity income from investments in associates of $3,482,000 (2020 - $Nil).  This primarily related to the share of the Company's net income derived in SLM California which holds the Caserones effective royalty interest.
  During the year ended December 31, 2021, the Company recognized finance and other expenses of $2,922,000 (2020 - $Nil) which consisted mostly of interest accrued on the Sprott Credit Facility and stamp duties paid in Chile relating to the acquisition of the Caserones royalty interest.
  During the year ended December 31, 2021, the Company recorded impairment charges of $10,496,000 (2020 - $Nil) which primarily related to the Company's write-off of its investment in Rawhide.
  During the year ended December 31, 2021, the Company also recorded a deferred income tax recovery of $3,898,000 (2020 - expense of $2,113,000) related to changes in estimates related to deferred tax assets.

Three Months Ended December 31, 2021

The net loss for the three months ended December 31, 2021 ("Q4-2021") was $10,881,000 compared to a loss of $3,933,000 for the prior year's comparative period ("Q4-2020").  The net loss for Q4-2021 was made up of royalty revenue and other income of $2,377,000 (Q4-2020 - $2,837,000) before depletion and related tax, $2,428,000 (Q4-2020 - $1,322,000) in net project and royalty generation costs, general and administrative expenditures of $963,000 (Q4-2020 - $1,246,000) and other losses totaling $10,795,000 (Q4-2020 - $668,000).  Some of the changes in Q4-2021 compared to Q4-2020 are related to:

  Increased royalty revenue for Q4-2021 of $1,696,000 over Q4-2020 primarily resulting from additional income received on past processing at the Goldstrike facility on the Leeville property; and
  Recognition of a deferred tax asset of $3,898,000 in Q4-2021 as a result of the subsequent BULM settlement noted above.

Other changes for Q4-2021 compared to Q4-2020 are consistent with the significant items for the annual discussion.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at December 31, 2021, the Company had a working capital deficit of $14,313,000 (December 31, 2020 - working capital of $68,995,000). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. Subsequent to the year ended December 31, 2021, the Company re-negotiated the payment terms of the Sprott Credit Facility, and received US$18,825,000 from the settlement with Barrick Gold. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed for the Sprott Credit Facility.

Operating Activities

Cash used in operating activities for the year ended December 31, 2021 was $9,891,000 (2020 - $8,961,000), and adjusted cash used in operating activities1 for the year ended December 31, 2021 was $6,955,000 (2020 - $6,191,000) and represents expenditures primarily on royalty generation and general and administrative expenses for both periods, offset by royalty income received in the year. Adjusted cash used in operating activities is adjusted for $2,152,000 (2020 - $Nil) in royalties received from the Company's effective royalty interest at Caserones. A significant component of cash used in operations in the current fiscal year is the increase in due diligence and project investigation related activities related to royalty generation.

Financing Activities

The total cash provided by financings during the year ended December 31, 2021 was $74,785,000 (2020 - $2,156,000). The proceeds in the current year were related primarily to $54,491,000 (2020 - $Nil) from the Sprott Credit Facility, $21,450,000 (2020 - $Nil) in gross proceeds received from a private placement, and $1,407,000 (2020 - $2,156,000) received from exercise of stock options, net of interest, principal repayments, and share issue costs paid.

_________________________________
1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 28 of this MD&A for more information on each non-IFRS financial measure.

Investing Activities

Cash used in investing activities for the year ended December 31, 2021 was $90,615,000 compared to $7,804,000 for the year ended December 31, 2020.

Some of the significant cash investment activities during the year ended December 31, 2021 included:

  The proceeds from the sale of fair value through profit and loss investments of $2,007,000 (2020 - $2,191,000), offset with purchases of $3,623,000 (2020 - $1,570,000);
  $47,970,000 (2020 - $Nil) relating to the purchases of investments in associated entities, which included SLM California which holds the Caserones royalty interest;
  The purchase of royalty and other property interests, totalling $41,696,000 (2020 - $5,120,000) which primarily related to the acquisition of the SSR Royalty portfolio;
  Receipt of anniversary and option payments totalling $643,000 (2020 - $579,000) primarily related to the Perry English and Frontline portfolios in Canada; and
  The Company also received approximately $219,000 (2020 - $295,000) in interest income earned on cash balances, and $2,424,000 (2020 - $207,000) in dividends and other distributions.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

ANNUAL INFORMATION

In Thousands of Dollars, Except Per Share Amounts
As at	December 31, 2021	December 31, 2020	December 31, 2019

Financial positions
Working capital	$(14,313)	$68,995	$75,178
Exploration and evaluation assets (net)	3,113	4,248	1,546
Royalty interests	80,242	14,248	13,488
Total assets	209,823	102,943	102,227
Share capital	199,656	132,678	128,776
Deficit	(91,947)	(61,351)	(55,344)

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Financial results
Revenue and other income	$9,434	$7,199	$5,084
Cost and expenses	22,020	16,822	15,662
Net income (loss)	(29,749)	(6,007)	(13,820)
Basic earnings (loss) per share	(0.33)	(0.07)	(0.17)
Diluted earnings (loss) per share	(0.33)	(0.07)	(0.17)
Non-IFRS Measures
Adjusted revenue and other income[1]	$12,446	$7,199	$5,084

________________________________
1 Adjusted revenue and other income and adjusted cash used in operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 28 of this MD&A for more information on each non-IFRS financial measure.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Revenue and other income	$2,377	$1,504	$4,255	$1,298
Project and royalty generation costs	(4,868)	(3,882)	(5,378)	(4,027)
Recoveries from partners	2,440	1,792	1,689	2,740
Share-based payments	565	1,206	1,366	542
Net income (loss) for the period	(10,881)	(10,866)	(3,578)	(4,424)
Basic earnings (loss) per share	(0.11)	(0.13)	(0.04)	(0.05)
Diluted earnings (loss) per share	(0.11)	(0.13)	(0.04)	(0.05)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Revenue and other income	$2,837	$1,261	$2,350	$751
Project and royalty generation costs	(3,672)	(5,838)	(4,765)	(2,117)
Recoveries from partners	2,350	3,374	1,721	517
Share-based payments	454	14	1,448	78
Net income (loss) for the period	(3,933)	(913)	(3,281)	2,120
Basic earnings (loss) per share	(0.00)	(0.01)	(0.04)	0.03
Diluted earnings (loss) per share	(0.00)	(0.01)	(0.04)	0.02

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of dollars
For the year ended December 31, 2021	Salary and fees	Share-based Payments	Total
Management	$1,071	$1,357	$2,428
Outside directors *	556	967	1,523
Seabord Management Corp.**	208	-	208
Total	$1,835	$2,324	$4,159

In Thousands of dollars
For the year ended December 31, 2020	Salary and fees	Share-based Payments	Total
Management	$894	$934	$1,828
Outside directors *	301	469	770
Seabord Management Corp.**	279	-	279
Total	$1,474	$1,403	$2,877

*Starting June 2020 the directors fees paid to the Company's non-Executive Chairman have been replaced by monthly consulting fees of US$21,000. The change in fees is to reflect his increased role and involvement in the Company's investment activities.

**Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and the Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities at December 31, 2021 is $3,000 (December 31, 2020 - $28,000) owed to key management personnel and other related parties.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the audited consolidated financial statements for the year ended December 31, 2021 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the audited consolidated financial statements for the year ended December 31, 2021 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the audited consolidated financial statements for the year ended December 31, 2021 on www.sedar.com.

CRITICAL ACCOUNTING JUDGEMENTS AND SIGNIFICANT ESTIMATES AND UNCERTAINTIES

Please refer to the audited consolidated financial statements for the year ended December 31, 2021 on www.sedar.com.

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

The business of mineral exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that royalty agreements, option agreements, claims and leases are in good standing and obtaining permits for exploration activities, mine development, and mining operations.

EMX is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility or other studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-off any previously capitalized costs related to that property.

The market prices for precious, base, and other metals can be volatile and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered or are being mined, respectively.

Unknown Defects or Impairments in EMX's Royalty or Streaming Interests

Unknown defects in or disputes relating to the royalty and stream interests EMX holds or acquires may prevent EMX from realizing the anticipated benefits from its royalty and stream interests, and could have a material adverse effect on EMX’s business, results of operations, cash flows and financial condition. It is also possible that material changes could occur that may adversely affect management’s estimate of the carrying value of EMX’s royalty and stream interests and could result in impairment charges. While EMX seeks to confirm the existence, validity, enforceability, terms and geographic extent of the royalty and stream interests EMX acquires, there can be no assurance that disputes over these and other matters will not arise. Confirming these matters, as well as the title to a mining property on which EMX holds or seeks to acquire a royalty or stream interest, is a complex matter, and is subject to the application of the laws of each jurisdiction, to the particular circumstances of each parcel of a mining property and to the documents reflecting the royalty or stream interest.

Similarly, royalty and stream interests in many jurisdictions are contractual in nature, rather than interests in land, and therefore may be subject to change of control, bankruptcy or the insolvency of operators. EMX often does not have the protection of security interests over property that EMX could liquidate to recover all or part of EMX's investment in a royalty or stream interest. Even if EMX retains its royalty and stream interests in a mining project after any change of control, bankruptcy or insolvency of the operator, the project may end up under the control of a new operator, who may or may not operate the project in a similar manner to the current operator, which may negatively impact EMX.

Operators' Interpretation of EMX's Royalty and Stream Interests; Unfulfilled Contractual Obligations

EMX's royalty and stream interests generally are subject to uncertainties and complexities arising from the application of contract and property laws in the jurisdictions where the mining projects are located. Operators and other parties to the agreements governing EMX's royalty and stream interests may interpret EMX's interests in a manner adverse to the Company or otherwise may not abide by their contractual obligations, and EMX could be forced to take legal action to enforce its contractual rights. EMX may not be successful in enforcing its contractual rights, and EMX's revenues relating to any challenged royalty or stream interests may be delayed, curtailed or eliminated during any such dispute or if EMX's position is not upheld, which could have a material adverse effect on its business, results of operations, cash flows and financial condition. Disputes could arise challenging, among other things:

• the existence or geographic extent of the royalty or stream interest;

• methods for calculating the royalty or stream interest, including whether certain operator costs may properly be deducted from gross proceeds when calculating royalties determined on a net basis;

• third party claims to the same royalty interest or to the property on which EMX has a royalty or stream interest;

• various rights of the operator or third parties in or to the royalty or stream interest;

• production and other thresholds and caps applicable to payments of royalty or stream interests;

• the obligation of an operator to make payments on royalty and stream interests; and

• various defects or ambiguities in the agreement governing a royalty and stream interest.

Revenue and Royalty Risks

EMX cannot accurately or reliably predict future revenues or operating results from mining activity. Management expects future revenues from the Timok Project in Serbia, Leeville royalty property in Nevada, Caserones royalty in Chile, and Gediktepe royalty in Turkey, to fluctuate depending on the level of future production and metal prices. For the Leeville property in particular, there is also a risk that the operator may cease to operate in the Company’s area of interest. Accordingly, there can be no assurance that royalty payments will continue or materialize and be received by the Company from either property.

EMX also earns or is due additional revenues including stages option payments, advanced annual royalty payments, management or operator fees, and anti-dilution provisions within various property agreements. There is a risk that any of these payments will be received and timing of any receipts may fluctuate. Further, certain payments may be dependent on milestone conditions, or the value may be based on certain market conditions including metal prices, or market price of equity interests received. At the time of entering into an agreement, management cannot reasonably estimate the value of these future receipts.

Royalty Operation and Exploration Funding Risk

EMX's strategy is to seek exploration partners through options to fund exploration and project development. The main risk of this strategy is that the funding parties may not be able to raise sufficient capital to satisfy exploration and other expenditure terms in a particular option agreement. As a result, exploration and development of one or more of the Company's property interests may be delayed depending on whether EMX can find another party or has enough capital resources to fund the exploration and development on its own.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which can and have fluctuated widely, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of EMX's properties and the properties on which it holds royalties. Consequently, the economic viability of any of these projects and EMX's or the operator's ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations, from exploration through development activities and production, require permits, licenses and approvals from some of these governmental authorities. EMX has, and believes the operators of properties on which it holds royalty interests have, obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on EMX, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring EMX's or the project operator's operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. EMX and such operators may be required to compensate those suffering loss or damage by reason of their mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on EMX and its business and could result in EMX not meeting its business objectives.

Foreign Countries and Political Risks

The Company operates in and holds royalties on properties in countries with varied political and economic environments. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which EMX operates or holds royalty interests may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company's operations in those countries. The Company does not carry political risk insurance.

Impact and Risks of Epidemics

All of EMX's royalty properties and royalty generation operations are subject to the risk of emerging infectious diseases, including COVID-19, or the threat of outbreaks of viruses or other contagions through the mining operations and exploration properties to which EMX's royalty interests and potential royalty interests relate. In addition, EMX's own operations are exposed to infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on EMX, its business, results from operations and financial condition.

The current novel Coronavirus (COVID-19 and its variants) health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including gold, silver, palladium and oil and gas) and has raised the prospect of an extended global recession. As efforts are undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects may be impacted. If the operation or development of one or more of the properties in which the Company holds a royalty, stream or other interest and from which it receives or expects to receive revenue is suspended, it may have an adverse impact on the Company's profitability, financial condition and the trading price of the Company's securities. The broader impact of the COVID-19 pandemic on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on the Company's profitability, results of operations, financial conditions and the trading price of the Company's securities. The Company continues to monitor the situation and the impact COVID-19 may have on its business.

Financing and Share Price Fluctuation Risks

EMX has limited financial resources and has no assurance that additional funding will be available for further exploration and development of its projects. Further exploration and development of one or more of the Company's projects may be dependent upon the Company's ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of EMX's projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as EMX, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that share price fluctuations will not occur in the future, and if they do occur, there may be a severe impact on the Company's ability to raise additional funds through equity issues.

Competition

EMX competes with many companies that have substantially greater financial and technical resources for project acquisition and development, as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on an investment in the Common Shares in the foreseeable future, if at all.

No Assurance of Titles or Borders

The acquisition of the right to explore for and exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company's surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company's surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third-party claims and defects could have a material adverse impact on the Company's operations.

Currency Risks

The Company's equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or U.S. dollars. At this time, there are no currency hedges in place. Therefore, a weakening of the Canadian dollar against the U.S. dollar or local currencies could have an adverse impact on the amount of funds available and work conducted.

Insured and Uninsured Risks

In the course of exploration, development and operation of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labour disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in damage to the Company's property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company's results and result in the decline in value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work for the Company.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state or provincial, and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations. In addition, the physical risks of climate change may also have an adverse effect on the Company's operations. Extreme weather events have the potential to disrupt operations at the Company's properties and may require the Company to make additional expenditures to mitigate the impact of such events.

Key Personnel Risk

EMX's success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the corporate laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the Company. EMX's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource industry companies and, to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company's directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

Passive Foreign Investment Company

United States ("U.S.") investors in Common Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a passive foreign investment company ("PFIC") under United States tax laws for the financial year ending December 31, 2021 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. shareholder's ownership of Common Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of Common Shares, or any so-called "excess distribution" received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. shareholder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the Common Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of EMX's net capital gain and ordinary earnings for any year in which EMX is a PFIC, whether or not EMX distributes any amounts to its shareholders.

For each tax year that EMX qualifies as a PFIC, EMX intends to: (a) make available to U.S. shareholders, upon their written request, a "PFIC Annual Information Statement" as described in United States Treasury Regulation Section 1.1295-1(g) (or any successor Treasury Regulation) and (b) upon written request, use commercially reasonable efforts to provide all additional information that such U.S. shareholder is required to obtain in connection with maintaining such QEF Election with regard to EMX. EMX may elect to provide such information on its website www.EMXRoyalty.com. Each U.S. investor should consult its own tax advisor regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares.

Corporate Governance and Public Disclosure Regulations

The Company is subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the U.S. Securities and Exchange Commission, the British Columbia and Alberta Securities Commissions, the NYSE American and the TSX-Venture exchanges. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created, making compliance more difficult and uncertain. The Company's efforts to comply with the new rules and regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Internal Controls over Financial Reporting

Applicable securities laws require an annual assessment by management of the effectiveness of the Company's internal control over financial reporting. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting.

Future acquisitions may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired corporations may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's controls and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to improve its internal control over financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, the Company carried out an evaluation, under the supervision of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act).  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, as discussed below under "Management's Report on Internal Control Over Financial Reporting," our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Commission rules and forms, and (ii) accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. A company's internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that EMX's internal control over financial reporting was effective as at December 31, 2021.

Attestation Report of Independent Registered Accounting Firm

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021 has been audited by Davidson & Company LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. During the period covered by this MD&A, management made improvements in application of existing internal controls, while also implementing new internal controls over financial reporting that may materially affect, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Initiatives

Management continues to consult an independent third-party Sarbanes-Oxley consultant to assist with our internal controls.  That consultant will continue to work with us to identify any weakness and further enhance our internal controls.  Any remediation efforts will include the implementation of additional controls to ensure all risks have been addressed.

OUTSTANDING SHARE DATA

At March 25, 2022, the Company had 105,571,006 common shares issued and outstanding. There were also 7,108,500 stock options outstanding with expiry dates ranging from August 28, 2022 to September 8, 2026 and 3,399,280 warrants outstanding with expiry dates ranging from November 7, 2022 to November 5, 2023.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements.  These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact.  These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.  Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

• the Company's ability to achieve production at any of its mineral properties;

• estimated capital costs, operating costs, production and economic returns;

• estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company's resource and reserve estimates;

• the Company's expected ability to develop adequate infrastructure at a reasonable cost;

• assumptions that all necessary permits and governmental approvals will be obtained;

• assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• the Company's expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and

• the Company's activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

• uncertainty of whether there will ever be production at the Company's mineral exploration and development properties;

• uncertainty of estimates of capital costs, operating costs, production and economic returns;

• uncertainties relating to the assumptions underlying the Company's resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;

• risks related to the Company's ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;

• risks related to the Company's ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;

• risks related to the third parties on which the Company depends for its exploration and development activities;

• dependence on cooperation of joint venture partners in exploration and development of properties;

• credit, liquidity, interest rate and currency risks;

• risks related to market events and general economic conditions;

• uncertainty related to inferred mineral resources;

• risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company's mineral deposits;

• risks related to lack of adequate infrastructure;

• mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;

• the risk that permits and governmental approvals necessary to develop and operate mines on the Company's properties will not be available on a timely basis or at all;

• commodity price fluctuations;

• risks related to governmental regulation and permits, including environmental regulation;

• risks related to the need for reclamation activities on the Company's properties and uncertainty of cost estimates related thereto;

• uncertainty related to title to the Company's mineral properties;

• uncertainty as to the outcome of potential litigation;

• risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;

• increased competition in the mining industry;

• the Company's need to attract and retain qualified management and technical personnel;

• risks related to hedging arrangements or the lack thereof;

• uncertainty as to the Company's ability to acquire additional commercially mineable mineral rights;

• risks related to the integration of potential new acquisitions into the Company's existing operations;

• risks related to unknown liabilities in connection with acquisitions;

• risks related to conflicts of interest of some of the directors of the Company;

• risks related to global climate change;

• risks related to adverse publicity from non-governmental organizations;

• risks related to political uncertainty or instability in countries where the Company's mineral properties are located;

• uncertainty as to the Company's passive foreign investment company ("PFIC") status;

• uncertainty as to the Company's status as a "foreign private issuer" and "emerging growth company" in future years;

• uncertainty as to the Company's ability to maintain the adequacy of internal control over financial reporting; and

• risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company's Annual Report on Form 40-F, including the recent financial reports, is available on SEC's EDGAR website at www.sec.gov and on the Company's website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.  U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.

NON-IFRS FINANCIAL MEASURES

Adjusted Revenue and Other Income and Adjusted Cash Flows from Operating Activities

Adjusted revenue and other income, and adjusted cash flows from operating activities are non-IFRS financial measures, which are defined by EMX by including the following items from Loss for the year and cash flows from operations respectively.

  Equity income (loss) from associated entities holding royalty interests and the related cash flows related to the Company's effective royalty on Caserones.

Management uses adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the underlying operating performance of EMX for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue and other income, and cash flows from operations, our investors may use adjusted revenue and other income, and adjusted cash flows from operating activities to evaluate the results of the underlying business of EMX, particularly since the included items may not typically be included in operating results. While the adjustments to revenue and other income, and cash flows from operations in these measures may include items that are both recurring and non-recurring, management believes that adjusted revenue and other income, and adjusted cash flows from operating activities are useful measures of EMX's performance because they adjust for items which management believes reflect our core operating results from period to period. Adjusted revenue and other income, and adjusted cash flows from operating activities are intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Adjusted Revenue and Other Income, and Adjusted Cash Flows from Operating Activities

In Thousands of Dollars
	Year ended December 31, 2021		Year ended December 31, 2020
	Revenue and other	Cash used in	Revenue and other	Cash used in
	Income	operating activities	Income	operating activities
Per financial statements	$9,434	$(9,891)	$7,199	$(8,961)
Equity income from associated entity holding an effective royalty interest in Caserones and related cash flow	3,012	2,152	-	-
Adjusted	$12,446	$(7,739)	$7,199	$(8,961)

In Thousands of Dollars
	Three months ended December 31, 2021		Three months ended December 31, 2020
	Revenue and other	Cash used in	Revenue and other	Cash used in
	Income	operating activities	Income	operating activities
Per financial statements	$2,377	$1,517	$2,837	$(954)
Equity income from associated entity holding an effective royalty interest in Caserones and related cash flow	1,119	936	-	-
Adjusted	$3,496	$2,453	$2,837	$(954)

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Argentina	Diablillos	1.0% NSR	Precious Metals	Silver-Gold	AbraSilver Resources	Advanced Royalty
	M18/Aguas Perdidas	1.0% NSR	Precious Metals	Silver	AbraSilver Resources	Exploration
Australia, New South Wales	Koonenberry	3% NSR & AAR payments (NQM)	Precious Metals	Gold	KNB & Rockwell	Exploration
Australia, Queensland	Queensland Gold	2.5% NSR & other payments	Precious Metals	Gold-Copper	Many Peaks Gold Pty Ltd	Exploration
Canada, British Columbia	E&L Nickel Mountain	1.0% NSR	Base Metals	Nickel-Copper	Garibaldi Resources	Exploration
	Hunter 1-12	2.5% NSR	Precious Metals	Gold	Cassair Gold	Exploration
	Pyramid	1.0% NSR	Precious Metals	Gold	Norra Metals Corp	Exploration
Canada, Manitoba	Tartan Lake	2.0% NSR	Precious Metals	Gold	Satori Resources	Exploration
Canada, Ontario	Birch/Uchi multiple groups	1.5% NSR	Precious Metals	Gold	Huntington Exploration	Exploration
	Bruce Lake	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Bruce Lake - Pakwash North	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	Cameron Lake East	Other payments	Precious Metals	Gold	Gold Hunter Resources	Exploration
	Cameron Lake West	Other payments	Precious Metals	Gold	NorthBound Capital	Exploration
	Camping Lake	1.5% NSR & other payments	Precious Metals	Gold	Prime Meridian Resources	Exploration
	Confederation Lake	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Dash Lake	1.5% NSR & other payments	Precious Metals	Gold	Shafer Resources	Exploration
	Dent-Jackson	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Dixie Halo	0.75% NSR & other payments	Precious Metals	Gold	BTU Metals	Exploration
	Ears Falls	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Confederation North - Northern Vision	1.5% NSR & other payments	Precious Metals	Gold	Infinite Ore Corp	Exploration
	Confederation South - Dixie Lake2	1.5% NSR & other payments	Precious Metals	Gold	Infinite Ore Corp	Exploration
	Confederation South - Dixie Lake 3	1.5% NSR & other payments	Precious Metals	Gold	Infinite Ore Corp	Exploration
	Fairchild Lake	1.5% NSR & other payments	Precious Metals	Gold	Fairchild Gold	Exploration
	Jackson Manion	1.5% NSR	Precious Metals	Gold	Huntington Exploration Inc	Exploration
	Kwai	1.5% NSR & other payments	Precious Metals	Gold	Golden Goliath	Exploration
	Lang Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Leo	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Longlegged Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Manitou Project	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maskootch	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Maybrun Mine	Other payments	Precious Metals	Gold	NorthBound Capital	Exploration
	McDonough East	1.5% NSR & other payments	Precious Metals	Gold	Musk Metals	Exploration
	McDonough/Pipestone	1.5% NSR & other payments	Precious Metals	Gold	Goldon	Exploration
	McVicar Lake	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration
	Mt. Jamie North Gold - Todd	1.5% NSR & other payments	Precious Metals	Gold	Stone Gold	Exploration
	Nabish Lake	3.0% NSR & other payments	Precious Metals	Gold	Heritage Mining	Exploration
	North Pakwash	1.5% NSR & other payments	Precious Metals	Gold	Trillium Gold	Exploration
	Pakwash Lake	1.5% NSR & other payments	Precious Metals	Gold	Silver Dollar Resources	Exploration
	Red Lake Gold 1	2.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Gullrock Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Duchess	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Red Lake	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Red Lake Gold - Tilly	0.25% to 2.25% & other payments	Precious Metals	Gold	Pacton Gold	Exploration
	Sandy Pines/Fly Lake/Joy	1.5% NSR & other payments	Precious Metals	Gold	Pistol Bay	Exploration
	Shabu - Cross River	1.5% NSR & other payments	Precious Metals	Gold	Cross River Ventures	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
	Shabu - Mastadon - Taura Gold	1.5% NSR	Precious Metals	Gold	Mastadon	Exploration
	South of Otter	1.5% NSR & other payments	Precious Metals	Gold	Portofino	Exploration
	Swain Lake	1.5% NSR	Precious Metals	Gold	Pacton Gold	Exploration
	West Madsen (B)	Other payments	Precious Metals	Gold	Great Bear	Exploration
Canada, Quebec	Fernet	1.0% NSR & other payments	Precious Metals	Gold	QCX Gold Corp	Exploration
	Portage River	1.5% NSR & other payments	Precious Metals	Gold	Frontline Gold	Exploration
Chile	Arrieros	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Block 2	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 3	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Block 4	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Caserones	0.418% NSR	Base Metals	Copper-Molybdenum	JX Nippon	Producing Royalty
	Cerro Blanco	1.0% NSR	Base Metals	Copper-Molybdenum-Gold	Pampa Metals Corp	Exploration
	Cerro Buenos Aires	1.0% NSR	Base Metals	Copper-Molybdenum-Gold-Silver	Pampa Metals Corp	Exploration
	Challacollo	2.0% NSR	Precious Metals	Silver-Gold	Aftermath Silver	Advanced Royalty
	Juncal and La Flora	1.0% NSR	Precious Metals	Gold	Austral Gold	Exploration
	Kolla Kananchiari - Bronce Weste	1% NSR precious metals, 0.5% NSR base metals	Precious Metals	Gold-Copper-Silver	Masglas America Corporation	Exploration
	Las Animas	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Limbo	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Magallanes	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	Morros Blancos	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Pampa Metals Corp	Exploration
	Redono-Veronica	1.0% NSR	Base Metals	Copper-Molybdenum	Pampa Metals Corp	Exploration
	Reprado	1.0% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Guillermo	0.5% NSR	Precious Metals	Gold-Silver	Austral Gold Ltd	Exploration
	San Valentino	1.0% NSR	Base Metals	Copper-Gold-Molybdenum	Atacama Copper Exploration Ltd	Exploration
	T4	1.5% NSR	Base Metals	Copper-Gold	Atacama Copper Exploration Ltd	Exploration
	Victoria Norte	2.0% NSR	Precious Metals	Gold-Silver / Copper-Molybdenum	Hochschild Mining PLC	Exploration
	Victoria Sur	1.0% NSR	Precious Metals	Gold-Silver-Copper	Pampa Metals Corp	Exploration
Finland	Kaukua	2% NSR	Base Metals	PGE-Nickel-Copper-Gold	Palladium One	Advanced Royalty
	Kuusamo	3% NSR & other payments	Base Metals	PGE-Nickel-Copper-Gold	Sienna Resources Inc	Exploration
	Oijarvi	1%/3% NSR	Precious Metals	Gold-Silver	Gold Line Resources	Exploration
Haiti	Grand Bois	0.5% NSR	Precious Metals	Gold-Copper	Sono Global Holdings	Exploration
	Grand Bois & Surrounding Properties	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
	La Miel	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	La Mine	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	North Central	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northeast	0.5% NSR	Precious Metals	Gold-Copper	Newmont Ventures Ltd	Exploration
	Northwest	0.5% NSR	Base Metals	Copper-Gold	Newmont Ventures Ltd	Exploration
Mexico, Durango	El Mogote	2.0% NSR	Precious Metals	Gold-Silver	Industrias Peñoles	Exploration
Mexico, Durango	San Agustin Sulfides	2.0% NSR	Precious Metals	Gold	Argonaut Gold	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Mexico, Sinaloa	San Marcial	0.75% NSR	Precious Metals	Silver-Gold-Zinc-Lead	GR Silver	Exploration
Norway	Bamble	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Bleikvassli	3% NSR & other payments	Base Metals	Zinc-Lead-Copper	Norra Metals Corp	Exploration
	Bleka	3% NSR & other payments	Precious Metals	Gold	Sienna Resources Inc	Exploration
	Brattasen	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Burfjord	3% NSR & other payments	Base Metals	Copper-Gold	Norden Crown Metals Corp	Exploration
	Espedalen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Flat	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Hosanger	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Kjoli	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Lokken	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead	Capella Minerals Ltd	Exploration
	Meraker	3% NSR & other payments	Base Metals	Copper-Zinc-Gold	Norra Metals Corp	Exploration
	Mo-i-Rana	2.5% NSR, AAR's & equity interest	Base Metals	Copper-Lead-Zinc-Gold	Mahive Minerals AB	Exploration
	Rostvangen	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Sigdal	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Kendric Resources	Exploration
	Vakkerlien	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Playfair Mining Ltd	Exploration
	Vekselmyr	3% NSR & other payments	Precious Metals	Gold	Sienna Resources Inc	Exploration
Peru	Berenguela	1.0% - 1.25% NSR	Base Metals	Copper-Silver-Manganese-Zinc	Aftermath Silver	Advanced Royalty
Serbia	Jasikovo East - Durlan Potok	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Exploration
	Timok - (Brestovac West license)	2.0% NSR on Au and Ag, 1% NSR other metals	Precious Metals	Gold	Zijin Mining	Exploration
	Timok - Cukaru Peki	0.5% NSRS1	Base Metals	Copper-Gold	Zijin Mining	Producing Royalty
Sweden	Blabarliden	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Faboliden Norra	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Fiskeltrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Gumsberg	3% NSR & other payments	Base Metals	Zinc-Lead-Silver	Norden Crown Metals Corp	Exploration
	Kankberg Norra	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kattisavan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Klippen	1% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Kukasjarvi	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Mjovattnet	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Njuggtraskliden	2.5% NSR & other payments	Base Metals	Nickel-Copper-Cobalt-PGE	Martin Laboratories EMG Ltd	Exploration
	Nottrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Paubacken	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Rotjarnen	2.5% NSR & other payments	Precious Metals	Gold	Capella Minerals Ltd	Exploration
	Skogstrask	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration
	Solvik	2.5% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Storjuktan	3% NSR & other payments	Precious Metals	Gold	Gold Line Resources	Exploration
	Svardsjo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Tomtebo	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Trollberget	2.5% NSR & other payments	Base Metals	Copper-Zinc-Lead-Silver-Gold	District Metals	Exploration
	Viscaria	1.0% NSR	Base Metals	Copper (Iron)	Copperstone Resources	Advanced Royalty
	Vuostok	3% NSR & other payments	Base Metals	Nickel-Copper-Cobalt	Bayrock Resources Ltd	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
Turkey	Akarca	1-3% NSR & other payments	Precious Metals	Gold-Silver	Çiftay	Advanced Royalty
	Alankoy	2.5% NSR & other payments	Base Metals	Copper-Gold	Kar Mineral Madencilik	Exploration
	Balya	4% NSR & other payments	Base Metals	Zinc-Lead-Silver	Esan	Producing Royalty
	Gediktepe Oxide / Sulfide	10.0% NSR Oxide / 2.0% NSR Sulfide	Precious Metals	Gold-Silver / Copper-Zinc-Gold-Silver	Lidya Madencilik	Producing Royalty
	Sisorta	3.5-5% NSR & other payments	Precious Metals	Gold (Copper)	Bahar Madencilik	Advanced Royalty
	Yenipazar	6.0% - 10.0% NPI	Precious Metals	Gold-Silver-Zinc-Copper-Lead	Virtus Mining/Trafigura	Advanced Royalty
USA, Alaska	64 North - Goodpaster - West Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - South Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Shaw	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Eagle	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - LMS	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Last Chance	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - East Pogo	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Divide	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
	64 North - Goodpaster - Chisna	0.5 - 1.5% NSR	Precious Metals	Gold	Millrock Resources	Exploration
USA, Arizona	Copper King	2.0% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
	Copper Springs	2% production and other payments	Base Metals	Copper	South32	Exploration
	Hardshell Skarn	2.0% NSR & AMR Payments	Base Metals	Copper-Lead-Zinc-Silver	South32	Exploration
	Jasper Canyon	2% production and other payments	Base Metals	Copper	South32	Exploration
	Malone	2% production and other payments	Base Metals	Copper	South32	Exploration
	Parks Salyer - Sacaton	1.5% NSR & other payments	Base Metals	Copper	Arizona Sonoran Copper	Exploration
	Red Top	2.5% NSR/AMR & Milestone Payments	Base Metals	Copper	Zacapa Resources	Exploration
	Superior West	2% NSR, AMR & Milestone Payments	Base Metals	Copper	Kennecott Exploration Co	Exploration
USA, Idaho	Erickson Ridge	3.5% NSR & other payments	Precious Metals	Gold	Gold Lion Resources	Exploration
	Lehman Butte	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Miller Mountain	3.5% NSR/AMR & Milestone Payments	Precious Metals	Gold	Zacapa Resources	Exploration
	Robber Gulch	3.25% NSR & other payments	Precious Metals	Gold	Ridgeline Exploration Corp	Exploration
	South Orogrande	3.5% NSR & other payments	Precious Metals	Gold	Gold Lion Resources	Exploration
	Timber Butte	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Valve House	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration

Appendix A
List of Royalty Assets

LOCATION	PROPERTY	ROYALTY/PAYMENTS	COMMODITY GROUP	COMMODITY	OPERATOR	STATUS
USA, Nevada	Brooks	4% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	Cathedral Well	2.5% NSR	Precious Metals	Gold	Ely Gold Royalties	Exploration
	Gold Bar South - Afgan	1% NSR	Precious Metals	Gold	McEwen Mining Inc	Advanced Royalty
	Leeville	1% GSR	Precious Metals	Gold	Nevada Gold Mines	Producing Royalty
	Maggie Creek	2% NSR on precious metals; 1% NSR on other metals	Precious Metals	Gold	Renaissance Gold Inc	Exploration
	Maggie Creek South	3% NSR	Precious Metals	Gold	Nevada Gold Mines	Exploration
	NP Placers	> Of 50 cents/yd3 or 4% NSR & AAR Payments	Precious Metals	Gold	New Gold Recovery	Exploration
	Selena	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Silver Peak	1.5% NSR	Precious Metals	Silver-Gold	Millennium Silver Corp	Exploration
	Speed Goat	4% NSR & other payments	Precious Metals	Gold	Hochschild Mining PLC	Exploration
	Swift	3.25% production, AMR & Milestone Payments	Precious Metals	Gold	Ridgeline Minerals	Exploration
	Yerington West-Roulette	20% carried to feasibility or 2.5% NSR	Base Metals	Copper	Hudbay Minerals	Exploration
USA, Oregon	Golden Ibex	1% NSR	Precious Metals	Gold	Golden Ibex	Exploration
USA, Utah	Copper Warrior	2.0% NSR	Base Metals	Copper	Warrior Metals Inc	Exploration
	Ophir	2.0% NSR	Base Metals	Copper	Kennecott Exploration Co	Exploration

Qualified Person

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified, and approved the list of EMX royalty assets.